Davis Polk & Wardwell llp 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004 davispolk.com 美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室 北京100004

June 2, 2023

Re:	XCHG Limited (CIK: 0001979887) Confidential Submission of the Draft Registration Statement on Form F-1

Confidential and via EDGAR

Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

On behalf of XCHG Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value US$0.00001 per share. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the Draft Registration Statement is being submitted to the staff of the Commission (the “Staff”) in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file a registration statement on Form F-1 previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company respectfully advises the Commission that it is currently in the process of completing certain corporate reorganization transactions (the “Restructuring”), including (i) obtaining 100% of the equity interest in Beijing X-Charge Technology Co., Ltd. (“X-Charge Technology”); and (ii) issuing new shares of the Company to certain existing equityholders of X-Charge Technology, or their affiliates. The Company currently conducts all businesses through X-Charge Technology and its wholly owned subsidiaries. XCHG Limited has no substantial assets or operations, other than its respective holdings of the equity interests of its wholly owned subsidiaries. After the Restructuring, substantially all of the Company’s business will continue to be conducted through its subsidiaries. The Restructuring is expected to be consummated by the end of June 30, 2023. The Company has included in the Draft Registration Statement the audited consolidated financial statements as of and for the years ended December 31, 2021 and 2022 for X-Charge Technology, a PRC company, which will become a consolidated subsidiary of the Company upon the completion of the Restructuring, and will be consolidated in the Company's consolidated financial statements in a manner similar to a pooling-of-interests because both the Company and X-Charge Technology are and will be under common ownership immediately before and after the Restructuring. The Restructuring, as described in detail in the Draft Registration Statement, is to establish the Cayman shareholding structure to facilitate the proposed initial public offering. The Company intends to promptly include in a subsequent draft registration statement the consolidated financial statements of the Company and X-Charge Technology when the Restructuring is completed to reflect the change in the reporting entity as a result of the completion of the Restructuring.

If you have any questions regarding this submission, please contact Li He at +852 2533-3300 (li.he@davispolk.com) or Ran Li at +86 10 8567 5000 (ran.li@davispolk.com).

Thanks for your time and attention.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Xiaoling Song (Xiaoling@xcharge.com), Chief Financial Officer XCHG Limited Allen Wang, Esq., Partner Latham & Watkins LLP Max Ma, Partner KPMG Huazhen LLP

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